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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 12, 2019

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated June 14, 2019, regarding the captioned subject. The Board, at their meeting held over July 11-12, 2019, approved the following items of business:

Financial Results

1. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter ended June 30, 2019;

2. Took on record the audited standalone financial results of the Company as per INDAS for the quarter ended June 30, 2019; and

3. Took on record the audited consolidated condensed financial statements of the Company and its subsidiaries as per IFRS for the quarter ending June 30, 2019.

Others

4. Approved a follow-on investment of USD 6 Million in Trifacta Inc., a pioneer in the self-service data preparation – 'Data Wrangling'. The disclosure pursuant to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended is enclosed.

5. On recommendation of the Nomination and Remuneration Committee, the Board in its meeting held on July 12, 2019, approved the grant of 24,650 RSUs to two eligible employees under 2015 Stock Incentive Compensation Plan. The grant date for these RSUs is August 1, 2019. The RSUs would vest over a period of two to four years.

6. Adopted the revised Code of Conduct and Ethics effective July 12, 2019. The revised document is enclosed and will also be made available on the website at www.infosys.com.

7. Reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

We are enclosing herewith the financial results and press release for your information and record. The same will be made available on the Company's website www.infosys.com.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com